Exhibit 12

PrivateBancorp, Inc.

Computation of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2012	Year Ended December 31
		2011	2010		2009		2008		2007
Earnings:
Income (loss) before income taxes	$54,646	$70,200	$64		$(50,380)		$(153,993)		$13,969
Fixed charges, excluding interest on deposits	11,381	23,947	32,931		42,112		38,277		26,841

Earnings before fixed charges, excluding interest on deposits	$66,027	$94,147	$32,995		$(8,268)		$(115,716)		$40,810
Interest on deposits	20,713	50,072	74,037		111,616		176,710		154,045

Earnings before fixed charges, including interest on deposits	$86,740	$144,219	$107,032		$103,348		$60,994		$194,855

Fixed Charges:
Interest expense, excluding interest on deposits	$11,381	$23,947	$32,931		$42,112		$38,277		$26,841
Interest on deposits	20,713	50,072	74,037		111,616		176,710		154,045

Total fixed charges, including interest on deposits	$32,094	$74,019	$106,968		$153,728		$214,987		$180,866

Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$11,381	$23,947	$32,931		$42,112		$38,277		$26,841
Preferred stock dividends	6,878	13,690	13,607		12,443		546		107

Total fixed charges and preferred stock dividends,	$18,259	$37,637	$46,538		$54,555		$38,823		$26,948
Interest on deposits	20,713	50,072	74,037		111,616		176,710		154,045

Total fixed charges and preferred stock dividends, including interest on deposits	$38,972	$87,709	$120,575		$166,171		$215,533		$180,993

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	5.80 x	3.93 x	1.00 x		(a	)	(a	)	1.52 x
Including interest on deposits	2.70 x	1.95 x	1.00 x		(a	)	(a	)	1.08 x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	3.62 x	2.50 x	(a	)	(a	)	(a	)	1.51 x
Including interest on deposits	2.23 x	1.64 x	(a	)	(a	)	(a	)	1.08 x

(a)Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges			na		$(50,380)		$(153,993)
Coverage deficiency – earnings to fixed charges and preferred stock dividend			$(13,543)		$(62,823)		$(154,539)